Exhibit I-1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

February 5, 2009

To whom it may concern

Company name:	Mitsubishi Estate Co., Ltd.
Representative:	Keiji Kimura, President and Chief Executive Officer
Securities code:	8802
Inquiries:	Koji Kiyosawa, Executive Officer,
General Manager, Corporate Communications
Department
Telephone:	+81-3-3287-5200

Company name:	Towa Real Estate Development Co., Ltd.
Representative:	Shigeatsu Sugiura, President
Securities code:	8834
Inquiries:	Toyo Oide, General Manager
Public Relations & IR Office
Telephone:	+81-3-3272-6345

Notice Concerning the Conclusion of a Share Exchange Agreement

Mitsubishi Estate Co., Ltd. (the “Company”), and Towa Real Estate Development Co., Ltd. (“Towa”), today announced that their respective Boards of Directors resolved on February 5, 2009, to implement a share exchange (“Kabushiki Kokan”) (the “Share Exchange”) and entered into a share exchange agreement, according to which the Company will become a wholly owning parent company of Towa, whereas Towa will become a wholly owned subsidiary of the Company, as follows:

1. Purpose of Making Towa a Wholly Owned Subsidiary via a Share Exchange

(1)	Purpose of the Share Exchange

The Company and Towa have mutually pursued synergies, for example, through joint ventures by drawing on their respective strengths against a backdrop of gradual reinforcement of the capital relationship such as the conclusion of a capital alliance agreement in December 2004 and the subsequent conversion of Towa into a subsidiary in January 2008 by subscribing for the allocation of new shares to a third party then conducted by Towa. Nevertheless, both corporations have recently reached a common recognition that business systems should be reconstructed with strategic integrity and agility enhanced by taking into account the difficult business environment that is expected to continue in the core condominium market. Both corporations therefore determined to implement the Share Exchange based on this shared recognition.

The Company considers that making Towa a wholly owned subsidiary upon the Share Exchange will allow them to pursue future investment actions and business development compliant with the portfolio optimization principle of the overall housing business of the Company Group in a unified manner and that this initiative will lead to the reinforcement of the Group-wide housing business and, by extension, the improvement of the corporate value of the Group with efforts focused by both corporations on their respective strength merchandise by drawing on their respective brands.

Partly due to the adverse impact of the rapidly worsening domestic condominium market, Towa judged that its highest management priority would be strengthening the equity capital base and therefore plans to conduct an allocation of new shares to a third party (the “Allocation of New Shares”) in which shares are expected to be allocated to the Company. However, management of Towa concluded that its financial base must be stabilized and its business system reconstructed by enhancing strategic integrity and agility with the Company to promote the future growth of the core condominium business because the difficult business environment and tough financial conditions are expected to continue. Towa therefore decided to become a wholly owned subsidiary of the Company by the Share Exchange. Towa considers that becoming a wholly owned subsidiary of the Company upon the Share Exchange will work to strengthen its credibility and allow it to pursue more stable business development by focusing on providing consumers with customer-oriented, quality condominiums based on an operating system with unified production and sales functions and that this decision will, by extension, lead to the improvement of the corporate value of Towa.

For the reasons stated above, the Company and Towa have, at meetings of their respective Boards of Directors held on February 5, 2009, decided to implement the Allocation of New Shares and the Share Exchange, thereby mutually entering into the relevant stock subscription agreement and the share exchange agreement simultaneously.

For the subscription price of the Allocation of New Shares and other terms and conditions, refer to the “Notice Concerning Subscription for an Allocation of New Shares to a Third Party,” a press release dated February 5, 2009, issued by the Company, and the “Announcement Concerning an Invitation for Subscription for Shares (Common and Preferred Stock) to Be Issued by Allocation of New Shares to a Third Party,” a press release dated February 5, 2009, issued by Towa.

(2)	Likelihood of the delisting of the shares of common stock and reasons thereof

Upon the Share Exchange, the Company will become a wholly owning parent company of Towa as of April 30, 2009, the effective date of the Share Exchange, and shares of the common stock of Towa, a wholly owned subsidiary of the Company, will be delisted from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), on April 23, 2009 (the last day for trading will be April 22, 2009), in accordance with the delisting standards of the Tokyo Stock Exchange. Although the trading of shares of common stock of Towa will be unavailable on the Tokyo Stock Exchange after the delisting, shares of the Company will be allocated to the common shareholders exclusive of the Company in accordance with the share exchange agreement concerning the Share Exchange, as described in Item 2 (2) below.

(3)	Reasons for the delisting and the alternative measures being studied

The purpose of the Share Exchange is described in Item (1) above and does not intend the delisting itself of Towa’s shares from the stock exchange markets.

Even after the common stock of Towa is delisted, trading of the shares of common stock of the Company, which are planned to be allocated to the common shareholders of Towa by the Share Exchange, will be available because they are listed on the five domestic markets including the Tokyo Stock Exchange. Consequently, the liquidity of shares will be continuously ensured for each shareholder who holds 23,810 or more Towa’s shares of common stock; provided, however, that shares of the Company less than 1,000 shares, which constitute one unit (“tangen”), will be allocated to each shareholder who holds less than 23,810 Towa’s shares of common stock.

Although shares not constituting a full unit (“tangen-miman-kabushiki”) cannot be sold in the stock exchange markets, the shareholders who wish to do so may use the system of requesting that the Company sell additional shares that would constitute a unit together with the shares not constituting a full unit they hold (“kaimashi”) or purchase the shares not constituting a full unit they hold (“kaitori”). For the details of the treatment of the shares not constituting a full unit, refer to Note 3 of Item 2 (2) below. In addition, for the details of the treatment of fractional shares less than one share, refer to Note 4 of Item 2 (2) below.

The common shareholders of Towa will be able to make ordinary transactions for Towa’s shares of common stock they hold at the Tokyo Stock Exchange until April 22, 2009 (planned), the last day for trading stated in Item 1 “(2) Likelihood of the delisting of the shares of common stock and reasons thereof” above.

(4)	Measures to ensure the fairness of the consideration for exchange

In examining the Share Exchange, taking into consideration the fact that the Company holds 53.72% of the total number of voting rights held by all the shareholders of Towa, both corporations respectively requested that an independent third-party valuation institution calculate the share exchange ratio to ensure the fairness of the consideration for the Share Exchange between both corporations and obtained their reports on the calculation results. By reference to the calculation results reported by the respective valuation institutions, both corporations concluded that they should implement the Share Exchange based on the share exchange ratio agreed thereon between them, through several negotiations and consultations. The Company requested that Mizuho Securities Co., Ltd. (“Mizuho Securities”), in the capacity of an independent third-party valuation institution, calculate the share exchange ratio and obtained a share valuation report therefrom. Meanwhile, Towa received a written opinion from Nomura Securities Co., Ltd. (“Nomura Securities”), stating that the share exchange ratio for common stock agreed to with the Company would be fair and reasonable for Towa from the financial viewpoint.

(5)	Measures to avoid conflicts of interest

Of all the directors of Towa, Noritada Terasawa, Chairman of the Board, is an adviser of the Company, and Hiroshi Ishikawa, Executive Vice President, is an employee of the Company (temporarily transferred to Towa). These two (2) directors did not participate in the deliberation and the voting for a resolution concerning the Share Exchange of Towa at the relevant Board of Directors meetings from the viewpoint of avoiding conflicts of interest. Moreover, Kiyoshi Misawa, a statutory auditor of Towa, is an employee of the Company (temporarily transferred to Towa). He also did not express his opinions in the deliberation at the relevant Board of Directors meetings concerning the Share Exchange of Towa from a same viewpoint.

2. Summary of the Share Exchange

(1)	Schedule of the Share Exchange
	Board of Directors meeting to resolve the Share Exchange	February 5, 2009
	Conclusion of the share exchange agreement	February 5, 2009
	Public notice of the base date concerning the extraordinary general meeting of shareholders (Towa)	February 6, 2009 (planned)
	Public notice of the base date concerning the general meeting of the shareholders with class shares (“shurui kabunushi soukai”) to be held by class (Towa)	February 6, 2009 (planned)
	Resolution on the convocation of the extraordinary general meeting of shareholders (Towa)	February 20, 2009 (planned)
	Resolution on the convocation of the general meeting of the shareholders with class shares to be held by class (Towa)	February 20, 2009 (planned)
	Base date of the extraordinary general meeting of shareholders (Towa)	February 21, 2009 (planned)
	Base date of the general meeting of the shareholders with class shares to be held by class (Towa)	February 21, 2009 (planned)
	General meeting of the shareholders with class shares for the shareholders with Class A through Class E preferred stock (Towa)	March 27, 2009 (planned)
	General meeting of the shareholders with class shares for the shareholders with common stock (Towa)	March 30, 2009 (planned)
	Extraordinary general meeting of shareholders (Towa)	March 30, 2009 (planned)
	Date of delisting (Towa)	April 23, 2009 (planned)
	Planned date of the Share Exchange (effective date)	April 30, 2009 (planned)

Notes:
1.
Towa will acquire approvals regarding the Share Exchange by holding general meetings of shareholders with class shares for the shareholders with common stock and the shareholders with Class A through Class E preferred stock, in addition to an extraordinary general meeting of shareholders.

2.
The Company will not hold a general meeting of shareholders with respect to the approval of the Share Exchange pursuant to the simplified procedure for share exchange (“Kani Kabushiki Kokan”), in accordance with Article 796, Paragraph 3, of the Companies Act.

(2)	Description of the allocation concerning the Share Exchange

Company name	Mitsubishi Estate Co., Ltd.	Towa
	(Wholly owning parent company)	(Wholly owned subsidiary)
Share exchange ratio	Common stock: 1	Common stock:	0.042
		Class A preferred stock:	0.585
		Class B preferred stock:	0.316
		Class E preferred stock:	0.572
Number of shares newly issued	Common stock: 7,881,187 shares (planned)
upon the Share Exchange

Notes:
1.	Share exchange ratio of shares of different class stocks

1)	Common stock
For each share of Towa’s common stock, 0.042 share of the Company’s common stock shall be issued; provided, however, that the allocation of shares upon the Share Exchange shall not be conducted with regard to 382,504,695 Towa’s shares of common stock held by the Company (including 270,000,000 shares to be acquired by the Company upon the Allocation of New Shares).
2)	Class A preferred stock
For each share of Towa’s Class A preferred stock, 0.585 share of the Company’s common stock shall be issued; provided, however, that the allocation of shares upon the Share Exchange shall not be conducted with regard to 6,473,000 Towa’s shares of Class A preferred stock held by the Company (including 3,730,000 shares to be acquired by the Company upon the Allocation of New Shares).
3)	Class B preferred stock
For each share of Towa’s Class B preferred stock, 0.316 share of the Company’s common stock shall be issued; provided, however, that the allocation of shares upon the Share Exchange shall not be conducted with regard to 1,280,000 Towa’s shares of Class B preferred stock held by the Company (including 1,280,000 shares to be acquired by the Company upon the Allocation of New Shares).
4)	Class C preferred stock
As the Company holds all the shares in this category, the allocation of shares upon the Share Exchange shall not be conducted with regard to the Class C preferred stock.
5)	Class D preferred stock
As the Company holds all the shares in this category, the allocation of shares upon the Share Exchange shall not be conducted with regard to the Class D preferred stock.
6)	Class E preferred stock
For each share of Towa’s Class E preferred stock, 0.572 share of the Company’s common stock shall be issued; provided, however, that the allocation of shares upon the Share Exchange shall not be conducted with regard to 500,250 Towa’s shares of Class E preferred stock held by the Company.

2.	Number of shares to be issued upon the Share Exchange
The number of shares to be issued upon the Share Exchange by the Company may be revised due to future events that might occur, including the case of the retirement of treasury stock that Towa might come to acquire due to any legal reasons such as the request for purchasing shares not constituting a full unit from the shareholders of shares not constituting a full unit and the request for purchasing shares from any dissenting shareholder(s).

3.	Treatment of shares not constituting a full unit
Although the shareholders of Towa’s shares, who will come to own shares not constituting a full unit of the Company upon the Share Exchange, will be entitled to receive dividends of the Company, for which the base date shall be a day on or after the effective date of the Share Exchange, in proportion to the acquired number of shares, they cannot sell the shares not constituting a full unit in the stock exchange markets. However, the following systems concerning the Company’s shares are available to such shareholders.
1)	System of requesting that the Company sell additional shares (up to a total of 1,000 shares)
This system allows the shareholders of shares not constituting a full unit to request that the Company sell additional shares, which will constitute a unit together with the shares not constituting a full unit that they hold.
2)	System of requesting that the Company purchase the shares not constituting a full unit
This system allows the shareholders of shares not constituting a full unit to request that the Company purchase the shares not constituting a full unit that they hold in accordance with Article 192, Paragraph 1, of the Companies Act.

4.	Treatment of fractional shares less than one share
To the shareholders of Towa’s shares who will receive the delivery of the Company’s shares of less than one share upon the Share Exchange, the Company’s shares corresponding to the total (which shall be truncated if the value of such total has fractions less than one) of such fractional shares shall be sold and the proceeds from the sale thereof shall be delivered to the relevant shareholders in proportion to the respective fractional shares in accordance with Article 234, Paragraph 1, of the Companies Act.

(3)	Calculation basis for the details of the allocation regarding the Share Exchange
1)	Basis of calculation and background
In calculating the share exchange ratio for the Share Exchange, the Company and Towa agreed to select respective third-party valuation institutions, independent from either corporation, and separately requested the calculation of the share exchange ratio for the Share Exchange. As a result, the Company selected Mizuho Securities and Towa selected Nomura Securities as a third-party valuation institutions. The Company requested that Mizuho Securities calculate the share exchange ratio as a third-party valuation institutions and obtained a valuation report therefrom. Towa received a written opinion dated February 4, 2009, from Nomura Securities, stating that the share exchange ratio for common stock agreed to with the

Company would be fair and reasonable for Towa from the financial viewpoint, under certain conditions including the preconditions described below and others.

With regard to the share exchange ratio of the common stock between the Company and Towa, Mizuho Securities made separate valuations by using the average market share price method, which incorporates the stock prices of both corporations existing in the markets, and the discounted cash flow method (the “DCF method”), a valuation method that takes into consideration the cash flow conditions that future business operations are expected to achieve. Moreover, with regard to the share exchange ratio of the Class A, Class B and Class E preferred stock of Towa, Mizuho Securities adopted an option valuation method using the triangular lattice model, which is a typical option valuation model, and the calculation results obtained with the methods adopted for the calculation of the share exchange ratio of the common stock of the Company. With regard to the average market share price method, Mizuho Securities adopted the simple average of closing prices of both corporations’ shares (the “Closing Prices”) for the past one-month period (January 5, 2009 through February 4, 2009), the simple average Closing Prices for the past three-month period (November 5, 2008, through February 4, 2009) and the simple average Closing Prices for the past six-month period (August 5, 2008, through February 4, 2009), with the base date for each being February 4, 2009. The closing prices quoted are on the Tokyo Stock Exchange. Supposing the stock value per share (of common stock) of the Company is 1, the valuation ranges pursuant to the respective calculation methods are as follows:

(a) Common stock
Calculation method adopted	Valuation range of the share exchange ratio
Average market share price method	0.037–0.043
DCF method	0.028–0.060

(b) Class A preferred stock
Calculation method adopted	Valuation range of the share exchange ratio
Average market share price method /	0.445–0.687
Option valuation method
DCF method/Option valuation method	0.416–0.766

(c) Class B preferred stock
Calculation method adopted	Valuation range of the share exchange ratio
Average market share price method /	0.204–0.364
Option valuation method
DCF method/Option valuation method	0.190–0.405

(d) Class E preferred stock
Calculation method adopted	Valuation range of the share exchange ratio
Average market share price method /	0.417–0.641
Option valuation method
DCF method/Option valuation method	0.390–0.715

In calculating the share exchange ratio, Mizuho Securities supposed various preconditions, that is, the information supplied by both corporations and the disclosed information are precise and complete; there is nothing undisclosed to Mizuho Securities with regard to the facts that might have a significant impact on the calculation of the share exchange ratio; and Mizuho Securities has not conducted its own appraisal or assessment of the individual assets and liabilities of both corporations or the like. Furthermore, such preconditions include assumptions that the financial forecasts of both corporations, which were referred to in its valuations, have been reasonably prepared based on the best projections and judgments of their management teams and that these calculations reflected information and economic circumstances in Japan available as of February 4, 2009.

On the other hand, Nomura Securities adopted the average market price method (of which the covered periods meant the Closing Prices on February 4, 2009, the averaged Closing Prices for the previous five business days, the average Closing Prices for the previous one month and the average Closing Prices for the previous three months, with the base date for each being February 4, 2009) using the stock price of both corporations existing in the markets. In addition, Nomura Securities adopted the DCF method in calculating the share exchange ratio of the common stock to reflect future business operations in its valuation. Moreover, with regard to the share exchange ratio of the Class A, Class B and Class E preferred stock of Towa, Nomura Securities analyzed the economic value of the respective preferred stock classes using Nomura Securities’ original valuation model based on the stock value of common stock via different calculation methods and calculated the share exchange ratio. Nomura Securities submitted its written opinion reporting its views regarding the share exchange ratio of common stock between the Company and Towa based on the analysis of these calculation results and subsequent comprehensive examination. Supposing the stock value per share (of common stock) of the Company is 1, the calculation ranges pursuant to the respective calculation methods are as follows:

(a) Common stock
Calculation method adopted	Calculation range of the share exchange ratio
Average market price method	0.042–0.043
DCF method	0.033–0.048

(b) Class A preferred stock
Calculation method adopted	Calculation range of the share exchange ratio
Average market price method	0.564–0.611
DCF method	0.447–0.579

(c) Class B preferred stock
Calculation method adopted	Calculation range of the share exchange ratio
Average market price method	0.270–0.338
DCF method	0.189–0.238

(d) Class E preferred stock
Calculation method adopted	Calculation range of the share exchange ratio
Average market price method	0.592–0.645
DCF method	0.424–0.531

In calculating the share exchange ratio, Nomura Securities, in principle, employed the information supplied by both corporations in their entirety, and supposed that such materials and information adopted are precise and complete. Consequently, Nomura Securities has not verified in its own right such precision and/or completeness of information. Moreover, Nomura Securities supposed various preconditions, that is, there is nothing undisclosed to Nomura Securities with regard to the facts that might have a significant impact on the calculation of the share exchange ratio or the like. Nomura Securities has neither conducted its own appraisal, valuation or assessment nor requested therefor, including analysis and valuation of the individual assets and liabilities (including contingent liabilities) of both corporations, as well as subsidiaries and affiliates thereof. Furthermore, such preconditions include assumptions that the financial forecasts of both corporations, which were referred to in its calculations, have been reasonably prepared based on the best projections and judgments of their management teams and that these calculations reflected information and economic circumstances in Japan available as of February 4, 2009.

Mizuho Securities and Nomura Securities reflected the adverse impact of the downward revisions to the business results for the fiscal year ending March 31, 2009, of both the Company and Towa on the financial forecasts that were used for calculating the share exchange ratio between the Company and Towa. Mizuho Securities and Nomura Securities also took into consideration the Allocation of New Shares in calculating the share exchange ratio.

The Company and Towa carefully examined the calculation results of the share exchange ratio, which were reported by the respective third-party valuation institutions independently. At the same time, both corporations carefully and reasonably verified the share exchange ratio from multifaceted viewpoints while comprehensively taking into account negative factors such as the downward revisions of business forecasts and positive factors such as the extension of Towa’s credibility through the reinforcement of the equity capital base and anticipated improvement of the corporate value of Towa. Consequently, the aforementioned multifaceted examination included attention to the possible conflicts of interest between the Company, a parent company, and minority shareholders of Towa, a subsidiary, and the study on the issue prices of the common stock and the Class A and Class B preferred stock in the Allocation of New Shares. Following serious negotiations and consultations in view of such a verification process at both sides, the Company and Towa reached an accord and concluded that the above share exchange ratio values would be fair and reasonable in the respective cases.

2)	Relationship with the valuation institution
Neither Mizuho Securities nor Nomura Securities is a related party of the Company and Towa.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights issued by a wholly owned subsidiary in the Share Exchange
Exclusive of the aforementioned preferred stock, Towa has not issued stock acquisition rights or bonds with stock acquisition rights.

(5)	Other information
The share exchange agreement concerning the Share Exchange stipulates that both corporations shall consult each other about a change to the conditions of the Share Exchange between the Company and Towa if an event that falls under any of the following cases takes place. In the event that both corporations do not reach an agreement through consultations before May 28, 2009, the share exchange agreement shall be terminated.
1)
If any material change takes place in terms of the financial health or the managing conditions of the Company or Towa before the day preceding the effective date, due to an act of nature or any other reason, if any urgency that might pose a material obstacle to the implementation of the Share Exchange occurs or if achievement of the purpose of the Share Exchange becomes difficult;

2)	If approval of a general meeting of shareholders of the Company concerning the Share Exchange becomes necessary in accordance with Article 796, Paragraph 4, of the Companies Act;
3)	If the Allocation of New Shares, which is expected to be conducted between the Company and Towa, does not come into force before the day preceding the effective date; and
4)	If purchases of 20 million or more shares are requested of the Company before the day preceding the effective date in accordance with Article 797, Paragraph 5, of the Companies Act.
In the event that any of the aforementioned events occurs after the delisting of Towa’s shares, the Company and Towa will study the possibility of taking any alternative measures by fully taking into account the interests of Towa’s shareholders.

3. Outline of the Parties of the Share Exchange

(1) Outline of the Company (Wholly owning parent company) (As of December 31, 2008)

1) Trade name	Mitsubishi Estate Co., Ltd.
2) Business description	Real estate business
3) Date of incorporation	May 7, 1937
4) Location of head office	6-1, Otemachi 1-chome, Chiyoda-ku, Tokyo
5) Title and name of	Keiji Kimura, President and Chief Executive Officer
representative
6) Paid-in capital	¥136,534 million (Consolidated)
7) Number of issued shares	1,382,518,351 shares of common stock
8) Net assets	¥1,254,638 million (Consolidated)
9) Total assets	¥4,304,237 million (Consolidated)
10) Fiscal year-end	March 31
11) Number of employees	7,785 (Consolidated)
12) Main clients	The Bank of Tokyo-Mitsubishi UFJ, Ltd., and others
13) Major shareholders and	State Street Bank and Trust Company
their respective	(Standing proxy: Mizuho Corporate Bank, Ltd.)	4.89%
shareholding ratios	The Master Trust Bank of Japan, Ltd. (Trust account)	4.35%
(As of September 30,	Meiji Yasuda Life Insurance Company
2008)	(Standing proxy: Trust & Custody Services Bank, Ltd.)	3.79%
	Japan Trustee Services Bank, Ltd. (Trust account)	3.42%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.12%
14) Main bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
15) Relationship between	Capital relationship	Mitsubishi Estate Co., Ltd. is the largest shareholder
the parties	and the consolidated parent company of Towa.
Shareholding ratio of Mitsubishi Estate Co., Ltd. in
Towa’s shares is as follows:

	Common stock	53.57% of the total number of issued shares
	Class A preferred stock	59.59% of the total number of issued shares
	Class C preferred stock	100.00% of the total number of issued shares
	Class D preferred stock	100.00% of the total number of issued shares
	Class E preferred stock	33.35% of the total number of issued shares
	Transaction relationship	Both parties have a good track record in joint operation
of the condominium sales business pursuant to the
“Strategic Partnership.”
	Personnel relationship	Three (3) staffs of Mitsubishi Estate Co.,
Ltd. are temporarily transferred and currently assume posts in
Towa’s management team (two (2) as directors and one
(1) as a statutory auditor).
	Related party	Mitsubishi Estate Co., Ltd. is a consolidated parent
	relationship	company of Towa (defined as per Article 2, Item 2, of
the Regulations of Financial Statements). Hence,
Mitsubishi Estate Co., Ltd. falls under the category of
a related party to Towa.

(2) Outline of Towa (Wholly owned subsidiary) (As of December 31, 2008)

1) Trade name	Towa Real Estate Development Co., Ltd.
2) Business description	Real estate sales, brokerage and rental agency, property management and contracting of renovation works
3) Date of incorporation	June 1, 1957
4) Location of head office	3-13, Yaesu 2-chome, Chuo-ku, Tokyo
5) Title and name of	Shigeatsu Sugiura, President
representative
6) Paid-in capital	¥17,641 million (Consolidated)
7) Number of issued shares	209,993,191 shares of common stock
8) Net assets	¥6,885 million (Consolidated)
9) Total assets	¥259,402 million (Consolidated)
10) Fiscal year-end	March 31
11) Number of employees	681
12) Main clients	The Bank of Tokyo-Mitsubishi UFJ, Ltd., and others
13) Major shareholders and	Mitsubishi Estate Co., Ltd.	53.57%
their respective	Hitachi Capital Corporation	3.01%
shareholding ratios	Shinki Kimoto	2.07%
	Osaka Gas Co., Ltd.	1.98%
	Tepco Home Service Co., Ltd.	1.98%
14) Main bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
15) Relationship between	Capital relationship	Mitsubishi Estate Co., Ltd. is the largest shareholder of
the parties	Towa, and Towa is a subsidiary of Mitsubishi Estate
Co., Ltd.
Shareholding ratio of Mitsubishi Estate Co., Ltd. in
Towa’s shares is as follows:
	Common stock	53.57% of the total number of issued shares
	Class A preferred stock	59.59% of the total number of issued shares
	Class C preferred stock	100.00% of the total number of issued shares
	Class D preferred stock	100.00% of the total number of issued shares
	Class E preferred stock	33.35% of the total number of issued shares
	Transaction relationship	Both parties have a good track record in joint operation
of the condominium sales business pursuant to the
“Strategic Partnership.”
	Personnel relationship	Two (2) directors and one (1) statutory auditor
currently in office in Towa’s management team were
dispatched from Mitsubishi Estate Co., Ltd.
	Related party	Towa is a consolidated subsidiary of Mitsubishi Estate
	relationship	Co., Ltd (defined as per Article 2, Item 4, of the
Regulations of Financial Statements). Hence, Towa
falls under the category of a related party to Mitsubishi
Estate Co., Ltd.

4. Business Results for the Three Most Recent Fiscal Years

(1) Business results of Mitsubishi Estate Co., Ltd. (Wholly owning parent company)(Millions of yen)

Fiscal term	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007	Fiscal Year ended March 31, 2008
Net sales	844,217	947,641	787,652
Operating income	137,614	166,165	177,983
Ordinary income	121,236	151,674	162,061
Net income	55,825	97,662	86,963
Net income per share (Yen)	42.60	70.95	62.99
Annual dividend per share (Yen)	10.00	14.00	16.00
Net assets per share (Yen)	827.79	887.79	897.40

(2) Business results of Towa (Wholly owned subsidiary)(Millions of yen)

Fiscal term	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007	Fiscal Year ended March 31, 2008
Net sales	150,105	143,809	162,750
Operating income	16,421	18,343	12,789
Ordinary income	12,632	16,161	9,263
Net income	13,279	11,885	5,636
Net income per share (Yen)	105.62	92.20	35.76
Annual dividend per share (Yen)	―	3.00	3.00
Net assets per share (Yen)	(186.70)	(94.20)	21.31

5. Situation after the Share Exchange
(1) Trade name	Mitsubishi Estate Co., Ltd.
(2) Business description	Real estate business
(3) Location of head office	6-1, Otemachi 1-chome, Chiyoda-ku, Tokyo
(4) Title and name of representative	Keiji Kimura, President and Chief Executive Officer
(5) Paid-in capital	¥141,373 million (Planned)
(6) Net assets	Undetermined as of February 5, 2009
(7) Total assets	Undetermined as of February 5, 2009
(8) Fiscal year-end	March 31
(9) Outline of accounting treatment
The Share Exchange falls under the “common control transactions.”
In April 2009 or later, ¥3.8 billion in goodwill attributable to the Share Exchange is expected to accrue on a consolidated basis. It will be equally amortized for an estimated period during which the favorable impact of the Share Exchange would emerge.

(10) Future prospects	As Towa is a consolidated subsidiary of Mitsubishi Estate Co., Ltd., the impact of the Share Exchange on the consolidated business results of Mitsubishi Estate Co., Ltd. is insignificant.